SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - 36o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes _____ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of June 30, 2003, the related statements of income for the quarter and semester then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's and yours subsidiary financial position and operations.

3. As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of June 30, 2003, stockholders' equity is overstated by approximately R$119,981 thousand (R$134,718 thousand as of March 31, 2003), and the net profit for the quarter and semester ended June 30, 2003 is understated by approximately R$14,737 thousand and R$37,666 thousand respectively, (net loss for the quarter and semester ended on June 30, 2002 was overstated by approximately R$98,468 thousand and R$323,887 thousand, respectively) net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in note 21 to the Quarterly Information, as of June 30, the Company and subsidiaries had recorded in current assets, accounts receivable in the amount of R$313,040 thousand, related to the sale of energy in the Wholesale Electric Energy Market – MAE, based on calculation made and disclosed by the MAE and/or on estimates prepared by the Management, when MAE information was not available. Of this amount, R$77,473 thousand refers to the sale of energy to concessionaires or permissionaires holding injunctions for the suspension of payment for the transactions. The financial settlement depends upon the decision on judicial claims in progress, filed by sector companies, and referring to the interpretation of market regulations in force, and the amounts may still be subject to change. The definitive settlement also depends on the financial capacity of the sector companies to pay their obligations.

6. The individual and consolidated financial statements as of March 31, 2003 presented for comparative purposes, were reviewed by us, and our report, dated May 2, 2003 included qualification with respect to the deferral of net negative exchange variations for the year 2001. The individual and consolidated statements of income in the quarter and semester ended June 30, 2002, presented for comparative purposes, were reviewed by us, and our report, dated July 30, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and the impacts, if any, of the lack of review of certain affiliates, subsidiaries and joint subsidiaries as of that date, which represented 0.06% of the total assets of the Parent Company, and whose net equity represents, respectively, 5.50% and 4.53% of the loss for the quarter and semester ended that date.

7. Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 1, 2003

DELOITTE TOUCHE TOHMATSU   Amauri Froment Fernandes
Auditores Independentes   Engagement Partner

FEDERAL PUBLIC SERVICE

CORPORATE LAW

CVM - BRAZILIAN SECURITIES COMMISSION

QUARTERLY INFORMATION - ITR

COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

DATE - 06/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
1	TOTAL ASSETS	21,572,377	17,669,434
1.01	CURRENT ASSETS	3,974,601	4,374,028
1.01.01	CASH AND BANKS	32,493	46,854
1.01.01.01	BANKS	32,493	46,854
1.01.02	CREDITS	1,743,744	1,496,633
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	862,476	723,819
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	960,793	858,144
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(79,525)	(85,330)
1.01.03	INVENTORIES	647,173	582,338
1.01.03.01	FINISHED PRODUCTS	157,349	149,916
1.01.03.02	PRODUCTS IN PROCESS	134,620	105,967
1.01.03.03	RAW MATERIAL	168,191	144,943
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	175,822	169,044
1.01.03.05	IMPORTS IN TRANSIT	967	1,772
1.01.03.06	MATERIALS IN TRANSIT	10,224	10,696
1.01.04	OTHER	1,551,191	2,248,203
1.01.04.01	MARKETABLE SECURITIES	872,399	1,513,033
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	112,526	83,561
1.01.04.03	DEFERRED INCOME TAX	131,690	220,064
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	19,853	50,334
1.01.04.05	DIVIDENDS RECEIVABLE	174,835	174,835
1.01.04.06	OTHER	239,888	206,376
1.02	LONG-TERM ASSETS	1,977,531	1,426,134
1.02.01	CREDITS	55,823	55,054
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	55,823	55,054
1.02.02	CREDITS WITH RELATED PARTIES	593,789	93,615
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	593,789	93,615
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,327,919	1,277,465
1.02.03.01	DEFERRED INCOME TAX	244,766	257,586
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	61,265	69,272
1.02.03.03	JUDICIAL DEPOSITS	454,317	442,261
1.02.03.04	SECURITIES RECEIVABLE	51,990	52,181
1.02.03.05	DEBENTURE	107,673	107,673
1.02.03.06	RECOVERABLE PIS / PASEP	52,349	50,850
1.02.03.07	LEASES	31,942	29,973
1.02.03.08	INVESTMENT AVAILABLE FOR SALE	246,917	199,385
1.02.03.09	OTHER	76,700	68,284
1.03	PERMANENT ASSETS	15,620,245	11,869,272
1.03.01	INVESTMENTS	2,704,827	2,893,498

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
1.03.01.01	IN AFFILIATES	0	0
1.03.01.02	IN SUBSIDIARIES	2,704,827	2,893,498
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	12,527,589	8,564,578
1.03.02.01	IN NET OPERATION	11,868,726	7,954,776
1.03.02.02	CONSTRUCTION	543,580	518,183
1.03.02.03	LANDS	115,283	91,619
1.03.03	DEFERRED CHARGES	387,829	411,196

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 06/30/2003**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
2	TOTAL LIABILITIES	21,572,377	17,669,434
2.01	CURRENT LIABILITIES	4,304,915	3,965,975
2.01.01	LOANS AND FINANCING	2,985,362	2,406,148
2.01.02	DEBENTURES	68,287	29,067
2.01.03	SUPPLIERS	597,284	586,700
2.01.04	TAXES AND CONTRIBUTIONS	401,657	324,732
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	100,368	76,943
2.01.04.02	TAXES PAYABLE	207,146	143,136
2.01.04.03	DEFERRED INCOME TAX	69,223	76,951
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	24,920	27,702
2.01.05	DIVIDENDS PAYABLE	328	293,623
2.01.05.01	PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY	328	293,623
2.01.06	PROVISIONS	9,358	6,509
2.01.06.01	LABOR, CIVIL AND TAX	9,358	6,509
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	242,639	319,196
2.01.08.01	ACCOUNTS PAYBLE- AFFILIATED COMPANY	169,396	189,529
2.01.08.02	DERIVATIVES - PAYABLE ACCOUNTS	0	0
2.01.08.03	OTHER	73,243	129,667
2.02	LONG-TERM LIABILITIES	9,631,242	8,389,198
2.02.01	LOANS AND FINANCING	4,552,279	4,559,212
2.02.02	DEBENTURES	666,550	666,550
2.02.03	PROVISIONS	3,038,067	1,636,824
2.02.03.01	LABOR, CIVIL, FISCAL AND ENVIRONMENTAL	79,271	74,091
2.02.03.02	FOR INCOME TAX IN JUDGE	59,441	59,866
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	31,479	44,333
2.02.03.04	OTHER TAX IN JUDGE	240,305	206,408
2.02.03.05	DEFERRED INCOME TAX	1,932,038	920,681
2.02.03.06	DEFERRED SOCIAL CONTRIBUTION	695,533	331,445
2.02.04	DEBT WITH RELATED PARTIES	960,895	1,110,842
2.02.05	OTHER	413,451	415,770
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	15,848	44,278
2.02.05.02	OTHER	397,603	371,492
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS' EQUITY	7,636,220	5,314,261
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	5,128,243	2,485,361
2.05.03.01	OWN ASSETS	5,128,243	2,485,361
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	REVENUE RESERVES	196,449	702,588

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
2.05.04.01	LEGAL	196,449	196,449
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED INCOME	0	0
2.05.04.05	PROFIT RETENTIONS	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	506,139
2.05.04.07.01	FOR INVESTMENTS	0	506,139
2.05.05	RETAINED EARNINGS	620,096	434,880

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 06/30/2003**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/04/2003 TO 06/30/2003	4 - 01/01/2003 TO 06/30/2003	5 - 01/04/2002 TO 06/30/2002	6 - 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	1,856,982	3,502,414	1,213,775	2,333,283
3.02	DEDUCTIONS FROM GROSS REVENUE	(305,900)	(559,298)	(204,797)	(392,884)
3.03	NET REVENUE FROM SALES AND SERVICES	1,551,082	2,943,116	1,008,978	1,940,399
3.04	COST OF GOODS AND SERVICES SOLD	(855,692)	(1,555,436)	(599,523)	(1,177,249)
3.04.01	DEPRECIATION, DEPLETION AND AMORTIZATION	(147,077)	(264,729)	(115,273)	(238,872)
3.04.02	OTHER	(708,615)	(1,290,707)	(484,250)	(938,377)
3.05	GROSS PROFIT	695,390	1,387,680	409,455	763,150
3.06	OPERATING INCOME (EXPENSES)	(366,755)	(509,390)	(844,751)	(1,493,667)
3.06.01	SELLING	(48,313)	(95,917)	(47,316)	(95,474)
3.06.01.01	DEPRECIATION AND AMORTIZATION	(1,511)	(3,030)	(1,086)	(2,187)
3.06.01.02	OTHER	(46,802)	(92,887)	(46,230)	(93,287)
3.06.02	GENERAL AND ADMINISTRATIVE	(61,228)	(113,925)	(74,420)	(135,586)
3.06.02.01	DEPRECIATION AND AMORTIZATION	(5,018)	(10,588)	(7,372)	(14,679)
3.06.02.02	OTHER	(56,210)	(103,337)	(67,048)	(120,907)
3.06.03	FINANCIAL	(107,911)	(123,887)	(970,699)	(1,475,688)
3.06.03.01	FINANCIAL INCOME	70,597	236,954	771,388	531,665
3.06.03.01.01	EXCHANGE VARIATION AMORTIZATION	0	0	0	0
3.06.03.01.02	FOREIGN EXCHANGE AND MONETARY LOSS, NET	915,951	1,219,590	0	0
3.06.03.01.03	FINANCIAL INCOME	(845,354)	(982,636)	771,388	531,665
3.06.03.02	FINANCIAL EXPENSES	(178,508)	(360,841)	(1,742,087)	(2,007,353)
3.06.03.02.01	FINANCIAL EXPENSES	(178,508)	(360,841)	(224,141)	(382,799)
3.06.03.02.02	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	(1,517,946)	(1,624,554)
3.06.04	OTHER OPERATING INCOME	3,018	6,545	3,636	5,328
3.06.05	OTHER OPERATING EXPENSES	(27,069)	(5,645)	(46,839)	(96,738)
3.06.05.01	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	0	0
3.06.05.02	AMORTIZATION OF SPECIAL EXCHANGE VARIATION	0	0	0	0
3.06.05.03	OTHER	(27,069)	(5,645)	(46,839)	(96,738)
3.06.06	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES	(125,252)	(176,561)	290,887	304,491
3.07	OPERATING INCOME (LOSS)	328,635	878,290	(435,296)	(730,517)
3.08	NON-OPERATING INCOME (LOSS)	(6,758)	(12,159)	(3,029)	(6,575)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTELY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 06/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/04/2003 TO 06/30/2003	4 - 01/01/2003 TO 06/30/2003	5 - 01/04/2002 TO 06/30/2002	6 - 01/01/2002 TO 06/30/2002
3.08.01	INCOME	6	25	84	1,614
3.08.02	EXPENSES	(6,764)	(12,184)	(3,113)	(8,189)
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	321,877	866,131	(438,325)	(737,092)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(39,959)	4,630	41,692	25,343
3.11	DEFERRED INCOME TAX	(146,934)	(329,745)	186,826	304,530
3.11.01	DEFERRED INCOME TAX	(106,525)	(239,516)	141,945	231,882
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(40,409)	(90,229)	44,881	72,648
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	134,984	541,016	(209,807)	(407,219)
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	0.00188	0.00754		
	LOSS PER SHARE (R$)			(0.00292)	(0.00568)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR   **CORPORATE LAW**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Date – 03/31/2003**

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeastern Brazil and processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad and electricity transportation, ports, among other companies.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the quarterly information form, the Statements of Changes in Financial Position and Cash Flows of the parent company and consolidated, are presented in the table "Other information that the Company considers as relevant".

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.
The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 12) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 12 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW
Date – 03/31/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

The swaps operations are recorded based on the operations´ net results, which are booked monthly as for the contractual conditions.

The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the on June 30, 2003 and March 31, 2003 include the following subsidiaries and joint subsidiaries:

Companies	Percentage share of total and voting capital stock (%)		Main Ativities
	06/30/2003	03/31/2003	
Fully Consolidated:			
CSN Overseas	100.00	100.00	Financial operations
CSN Steel Corp.	100.00	100.00	Participation in other companies throught equity stakes
CSN Islands Corp.	100.00	100.00	Financial operations
CSN Islands II	100.00	100.00	Financial operations
CSN Islands III	100.00		Financial operations
CSN Islands IV	100.00		Financial operations
CSN Islands V	100.00		Financial operations
Cayman II	100.00		Financial operations
CSN Export	100.00		Financial operations
CSN Energy Corp.	100.00	100.00	Participation in other companies throught equity stakes
CSN Steel II, S.A.	100.00	100.00	Participation in other companies throught equity stakes
Cia.Metalic Nordeste	99.99	99.99	Metallurgy
Indústria Nacional de Aços Laminados - Inal S.A.	99.99		Steel products service center
FEM - Projetos , Construções e Montagem S.A.	99.99	99.99	Assembly and maintenance
CSC - Cia. Siderúrgica do Ceará	99.99	99.99	Steel making
CSN Panama, S.A.	99.99	99.99	Participation in other companies throught equity stakes
CSN Energia S.A.	99.90	99.90	Trading of eletric power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies throught equity stakes
CSN I S.A.	99.67	99.67	Steel making
CISA - CSN Indústria de Aços Revestidos S.A.		99.99	Steel products service center
Proportionally Consolidated:			
GalvaSud S.A	51.00	51.00	Steel products service center
Lusosider	50.00		Steel making
Sepetiba Tecon S.A **(1)**	20.00	20.00	Maritime port services

(1) Considering the indirect participation in Sepetiba Tecon S.A., through CSN Panama,S.A., the total participation amounts to 50%.

The financial statements originally prepared in US dollars (CSN Panama, S.A., CSN Islands Corp., CSN Islands II, CSN Islands III, CSN Islands IV, CSN Islands V, CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel II, S.A.) and in Euros (Lusosider) were converted to Brazilian reais at the exchange rate in effect on June 30, 2003 – R$/EUR 3.3111, R$/US$2.8720 (March 31, 2003 – R$/US$3.3531 and June 30, 2002 – R$/US$2.8444) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, as a result of equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

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The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the financial statements for the year ended December 31, 2002, the Company did not consolidate the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

	Ownership (%)	
	06/30/2003 e 03/31/2003	
Companies	Total	Voting
Companhia Ferroviária do Nordeste - CFN	32.40	32.40
Ferrovia Centro Atlântica S.A. (FCA)	11.95	11.66
MRS Logística S.A.	32.22	18.72

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long-term assets, and, therefore, was not consolidated.

The reconciliation between shareholders' equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

	Shareholder's equity		Net profit (loss)	
	06/30/2003	03/31/2003	06/30/2003	06/03/2002
Parent company	7,636,220	5,314,261	541,016	(407,219)
Elimination of gains on inventories	(41,126)	(9,483)	(28,079)	(506)
Other adjustments	5		5	
Consolidated	7,595,099	5,304,778	512,942	(407,725)

Note 19 only shows changed in the parent company's stockholders' equity.

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05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

5. TRANSACTION WITH RELATED PARTIES

	CSN OVERSEAS	CSN CAYMAN	CSN IRON	CSN PANAMA	CSN ISLANDS II	CSN ISLANDS III	CSN ISLANDS IV	CSN ISLANDS V	MRS LOGÍSTICA	GALVASUD	INAL	BANK FIBRA	METALIC	OTHERS	TOTAL 06/30/2003	TOTAL 03/31/2003
ASSETS																
Accounts receivable	391	1,093,671			57				53	73,706	79,012		91	211	1,247,192	1,207,017
Other operations:																
Marketable securities												287,156			287,156	661,276
Mutual/Current accounts (1)	516,558	42,040		35,191	57				4,703		693			15,483	614,725	125,868
Debentures Sepetiba Tecon														18,000	18,000	18,000
Dividends receivable														174,835	174,835	174,835
Advance for future capital increase													10,254	4,593	14,847	4,592
TOTAL	516,949	1,135,711		35,191	114				4,756	73,706	79,705	287,156	10,345	213,122	2,356,755	2,191,588
LIABILITIES																
Loans:																
Prepayments	533,799	404,374													938,173	998,292
Fixed rate notes(2)	180,533				251,593	219,309	288,512	431,271							1,371,218	492,151
Investees loan	96,307														96,307	98,111
Intercompany bonds(3)			1,736,304												1,736,304	2,073,054
Swap												102,450			102,450	14,826
Loans/Current accounts	1,007,996	75,297									10,372			36,627	1,130,292	1,300,372
Other operations:																
Services suppliers																
Associated Company inventory											23,214				23,214	23,463
Accounts payable										32	1,701			106,025	107,758	137,660
TOTAL	1,818,635	479,671	1,736,304		251,593	219,309	288,512	431,271		32	35,287	102,450		142,652	5,505,716	5,137,929
															06/30/2003	06/03/2002
INCOME																
Revenue from sales and services		717,471								137,211	263,707		8,509		1,126,898	492,380
Interest and exchange variation	(30,926)	(175,228)		2,918								(231,760)		885	(434,111)	101,802
Others														72	72	116
TOTAL	(30,926)	542,243		2,918						137,211	263,707	(231,760)	8,509	957	692,859	594,298
EXPENSES																
Products and services									82,396	1,729	2,935			143,919	230,979	137,707
Interest and exchange variation	(383,209)	(59,756)	(317,247)		(51,098)	(10,140)	(904)	3,102				102,450			(716,802)	918,638
TOTAL	(383,209)	(59,756)	(317,247)		(51,098)	(10,140)	(904)	3,102	82,396	1,729	2,935	102,450		143,919	(485,823)	1,056,345

CSN Cayman and CSN Iron – Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A

Others: CFN, FCA, CSC, CSN Foundation, CBS – CSN Employee's Pension Fund, FEM, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms and effective legislation for similar operations, being the main ones highlighted below:.

(1) Semester Libor + 3% p.y. – indeterminate maturity – CSN Cayman
IGPM + 6% p.y – indeterminate maturity – CSN Panama.

(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche: 01/29/2004 – CSN Overseas.
- Interest of 9.5%p.y. – maturity: 03/05/2004 – CSN Islands II
- Interest of 9.75%p.y. – maturity: 04/22/2005 – CSN Islands III
- Interest of 6.85%p.y. – maturity: 07/07/2005 – CSN Islands IV
- Interest of 7.875%p.y. – maturity: 07/07/2005 – CSN Islands V

(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche:06/01/2007- CSN Iron

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05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

---

6. MARKETABLE SECURITIES AND DERIVATIVES

	Parent Company		Consolidated	
	06/30/2003	**03/31/2003**	**06/30/2003**	**03/31/2003**
Short term				
Financial investment fund	818,478	1,180,923	887,494	1,180,923
Investments abroad	24,492	201,084	361,807	609,372
Fixed income investments	29,429	28,081	32,753	134,114
	872,399	1,410,088	1,282,054	1,924,409
Derivatives		102,945		102,945
	872,399	1,513,033	1,282,054	2,027,354
Long term				
Fixed income investments and debentures (net of probables losses and with holding income tax)	107,673	107,673	103,199	100,667
	980,072	1,620,706	1,385,253	2,128,021

Company management applies most of the Company's financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation, and swap contracts and exchange options.

7. ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	06/30/2003	**03/31/2003**	**06/30/2003**	**03/31/2003**
Domestic market	862,476	723,819	1,166,288	1,089,258
Subsidiary and Associated Company	153,129	78,844		
Other clients	709,347	644,975	1,166,288	1,089,258
Foreign market	960,793	858,144	346,259	315,920
Subsidiary and Associated Company	1,094,063	1,128,173		
Other clients	10,330	20,589	346,259	315,920
Exportation Contract Advance	(143,600)	(290,618)		
Allowance for doubtful accounts	(79,525)	(85,330)	(94,394)	(102,003)
	1,743,744	1,496,633	1,418,153	1,303,175

8. INVENTORIES

	Parent company		Consolidated	
	06/30/2003	**03/31/2003**	**06/30/2003**	**03/31/2003**
Finished products	157,349	149,916	222,322	196,535
Products in process	134,620	105,967	146,865	106,311
Rawmaterials	168,191	144,943	233,505	182,011
Spare parts and maintenance supplies	175,822	169,044	202,394	182,070
Imports in progress	967	1,772	1,528	5,891
Others	10,224	10,696	17,973	11,466
	647,173	582,338	824,587	684,284

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05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent company		Consolidated	
	06/30/2003	03/31/2003	06/30/2003	03/31/2003
Current assets				
Income tax	131,690	220,064	148,749	229,065
Social contribution	19,853	50,334	25,994	53,574
	151,543	270,398	174,743	282,639
Long-term assets				
Income tax	244,766	257,586	273,156	286,186
Social contribution	61,265	69,272	71,423	79,536
	306,031	326,858	344,579	365,722
Current liabilities				
Income tax	69,223	76,951	69,890	77,618
Social contribution	24,920	27,702	25,160	27,943
	94,143	104,653	95,050	105,561
Long-term liabilities				
Income tax	1,932,038	920,681	1,932,371	921,181
Social contribution	695,533	331,445	695,654	331,625
	2,627,571	1,252,126	2,628,025	1,252,806
Stockholders' equity				
Income tax on revaluation reserve	(1,913,948)	(921,618)	(1,913,948)	(921,618)
Social contribution on revaluation reserve	(689,021)	(331,782)	(689,021)	(331,782)
	(2,602,969)	(1,253,400)	(2,602,969)	(1,253,400)

	Parent company		Consolidated	
	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Income statement				
Income tax	(239,516)	231,882	(223,721)	235,025
Social contribution	(90,229)	72,648	(84,515)	73,489
	(329,745)	304,530	(308,236)	308,514

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33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	06/30/2003				03/31/2003			
	Income Tax		Social Contribution		Income Tax		Social Contribution	
Assets	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Provision for labor, fiscal and civil contigencies	2,340	21,161	842	7,619	1,673	30,627	602	11,026
Allowance for doubtful accounts	4,820	8,618	1,735	3,103	5,034	10,240	1,812	3,686
Provision for interest on stockholders' equity	16		6		73,387		26,419	
Provision for losses on marketable securities		31,845		11,464		31,853		11,467
Provision on unsecured liability		3,962		1,426		11,070		3,985
Provision for inventory losses	1,350		486		2,389		860	
Provision for profit sharing	4,435		1,597		5,259		1,894	
Provision for reform and maintance	4,058		1,461		5,992		2,157	
Provision for private pension plan		26,398		9,503		21,597		7,775
Taxes under litigation		91,235				80,623		
Taxes losses/ Negative basis	112,906	52,336	12,381	27,120	124,569	65,074	15,955	30,287
Other	1,765	9,211	1,345	1,030	1,761	6,502	635	1,046
Total	131,690	244,766	19,853	61,265	220,064	257,586	50,334	69,272
Liabilities								
Deferred exchange variation	15,710	25,794	5,656	9,286	24,066	25,794	8,664	9,286
Income tax and social contribution on revaluation reserve	12,546	1,901,402	4,516	684,505	31,573	890,045	11,366	320,416
Income tax and social contribution on foreign profit	40,967		14,748		21,311	4,842	7,672	
Others		4,842		1,742	1			1,743
Total	69,223	1,932,038	24,920	695,533	76,951	920,681	27,702	331,445

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN's profitability and on the consequent expectation of future profitability,
which were approved by Company's Administration Council. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary expurgation of Consumer Price Index ("IPC") of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 18c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

	06/30/2003		06/30/2002	
	IRPJ	**CSL**	**IRPJ**	**CSL**
Net income (Loss) before CSL and IRPJ	866,131	866,131	(737,092)	(737,092)
Rate	25%	9%	25%	9%
Total	(216,533)	(77,952)	184,273	66,338
Equity	(44,937)	(16,177)	76,446	27,520
Fiscal incentives of interest on stockholders' equity			12,500	4,500
Portion reversal of Plano Verão Provision	65,829	48,929		
Relief of MAE expositions	(20,009)	(7,203)		
Differential Rate				(10,250)
Provision for earnings from foreign subsidiary	(40,967)	(14,748)	(18,177)	(6,544)
Other addition (writte off) permanent	(1,175)	(172)	(4,525)	(2,208)
Parent Company	(257,792)	(67,323)	250,517	79,356
Consolidated	(258,271)	(67,815)	245,009	77,001

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05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN's legal counsel, the Company states the amount of this credit in its balance sheet, which includes principal and legal charges.

11. INVESTMENTS

Companies	Number of shares – Common stock	Number of shares – Preferred stock	06/30/2003 % Owenership	06/30/2003 Net Income (loss) For the quarter	06/30/2003 Stockholders' equity (unsecurred liability)	03/31/2003 % Owenership	03/31/2003 Net Income (loss) For the quarter	03/31/2003 Stockholders' equity (unsecurred liability)
Steel and services								
Industria Nacional de Aços Laminados INAL S.A	285,949,997		99.99	5,698	277,268	99.99	14,494	272,806
GalvaSud S.A .	70,655,879		51.00	7,159	537	51.00	10,721	(33,756)
Cia. Metalic do Nordeste	39,999,996	4,424,971	99.99	(609)	36,172	99.99	1,144	34,820
CSC - Cia. Siderúrgica do Ceará	1,099,996		99.99		(4,588)	99.99		(4,588)
FEM - Projetos,Construções e Montagem S.A .	376,336		99.99	(397)	(2,636)	99.99	(9,588)	(13,185)
CSN I S.A .	600	1,194	99.67			99.67		
Corporative								
CSN Overseas	272,950,962		100.00	79,299	858,352	100.00	14	910
CSN Energy Corp.	200,000,000		100.00	2,431	496,307	100.00	49,982	576,709
CSN Island Corp.	50,000		100.00		144	100.00		168
CSN Island III, S.A .	50,000		100.00	(25)	(508)			
CSN Island IV, S.A .	50,000		100.00	(47)	(44)			
CSN Panama, S.A .	16,870	11,411	99.99	34,737	670,990	99.99	38,913	743,200
CSN Island II Corp.	1,000		100.00		(1,713)	100.00	(2,160)	(1,992)
CSN Steel Corp.	1		100.00	(1,684)	(1,751)	100.00	1	(78)
Energy and infrastructure								
MRS Logistica S.A	24,203,843	11,054,581	32.22	111,410	38,654			
Sepetiba Tecon S.A .	7,825,384		20.00	3,465	(23,041)	20.00	(4,869)	(36,100)
CSN Energia S.A .	999		99.90	(614)	334,535	99.90	2,311	334,487
CSN Participações Energéticas S.A .	997		99.70		1	99.70		1,000

b) Investment movement

Companies	03/31/2003 Investment Balance	03/31/2003 Balance of (provision for loss)	06/30/2003 Addition	06/30/2003 Equity result	06/30/2003 Investment Balance	06/30/2003 Balance of (provision for loss)	06/30/2003 Net Goodwill (Negative Goodwill)	06/30/2003 Consolidated
Steel and services								
Industria Nacional de Aços Laminados INAL S.A	272,808			4,456	277,264		1,112	9,521
GalvaSud S.A .		(17,215)		17,489	274			
Cia. Metalic do Nordeste	34,820			1,348	36,168		118,422	118,422
CSC - Cia. Siderúrgica do Ceará		(4,588)				(4,588)		
FEM - Projetos,Construções e Montagem S.A .		(13,184)	11,871	(1,323)		(2,636)		
	307,628	(34,987)	11,871	21,970	313,706	(7,224)	119,534	127,943
Corporative								
CSN Overseas	910,002			(51,648)	858,354			
CSN Energy Corp.	576,709			(80,402)	496,307			
CSN Island Corp.	168			(24)	144			
CSN Island III Corp.			3	(511)		(508)		
CSN Island IV Corp.			3	(47)		(44)		
CSN Panama, S.A .	743,199			(72,210)	670,989			
CSN Island II Corp.		(1,992)		279		(1,713)		
CSN Steel Corp.		(78)		(1,673)		(1,751)		
	2,230,078	(2,070)	6	(206,236)	2,025,794	(4,016)		
Energy and infrastructure								
MRS Logistica S.A				12,456	12,456			
Sepetiba Tecon S.A .		(7,220)		2,612		(4,608)		
CSN Energia S.A .	233,113		665	(442)	233,336			
CSN Participações Energéticas S.A .	1				1			
	233,114	(7,220)	665	14,626	245,793	(4,608)		
Total	**2,770,820**	**(44,277)**	**12,542**	**a) (169,640)**	**2,585,293**	**(15,848)**	**119,534**	**b) 140,399**

a) This total do not contemplate the equity for the quarter ended June 30, 2003 of Itá Energética S.A. (see note 11 - ITASA)

b) This total do not contemplate the investment amounts in indirect investments (see note 11 - Goodwill/Negative Goodwill in indirect investments)

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

- GalvaSud

GalvaSud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

- ITA

In 2001, the Board of Directors decided to sell the company's shareholding in Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will occur in the near future, the investment balance was transferred to current assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art. 7. The assets amounts to R$246,917 as of June 30, 2003 and the equity result for the quarter ended as of June 30, 2003, amounts to R$47,533 (R$5,323 for the semester ended as of June 30, 2003).

- Metalic

At the CSN Stockholders´ General Meeting, held on September 26, 2002, it was approved the acquisition by the Company of all Metalic Nordeste "Metalic" issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 indexed, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, as from November 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future ratability of the company's assets, as Metalic is the only manufacturer of two pieces steel can representing a 5% market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To June 30, 2003, the company amortized R$7,337 of this goodwill, being R$3,144 in the second quarter of 2003.

In March 2003, the Company decided to capitalize Metalic with credits recorded in its accounts receivable and current accounts balances between the two companies. Such capitalization amounted to R$47,319.

- INAL

On December 30, 2002, as a result of a corporate reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA - CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL - Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227.
As of April 30, 2003, in continuing the process mentioned above, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústria de Aços Revestidos S.A. to INAL – Indústria Nacional de Aços Laminados S.A.

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- FCA - CFN - TECON

 CSN and Companhia Vale do Rio Doce – CVRD announced the signing of purchase and sale contracts of equity holdings that, after approval by the regulatory agencies and by the BNDES, will make it possible for the Company and its subsidiaries to hold the whole control of Sepetiba TECON and 50% of CFN, whereas CVRD will have full control of Ferrovia Centro Atlântica.,In this operation, the Company will disburse the amount of R$80 million for the stake in Sepetiba TECON and CVRD will pay – R$100 million– to transfer the control from CFN to CSN and TAQUARI PARTICIPAÇÕES S.A.

FCA presents an unsecured liability in the amount of R$758,763 on June 30, 2003. Accordingly the Company's investment in FCA is reduced to zero and the Company did not recognize the corresponding unsecured liability in the proportion of its participation based on the understanding that the investment, currently, is not essential to its business, wish lead the Company to enter into the contract described in the preceding paragraph.

- Lusosider

On June 18, 2003, the Company, through its subsidiary CSN Steel Corp, acquired from Banco Espírito Santo de Investimentos S.A. (BESI) 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., parent Company of Lusosider Aços Planos S.A., Portuguese laminating company that produces galvanized by immersion and metallic blades, equivalent to 50% of Lusosider total capital, in the amount of EUR 10.84 million (US$11.8 million). This acquisition is part of the internationalization strategy of CSN activities.

- Goodwill/Negative goodwill in indirect investments

In the first semester 2003, the Company had recorded in the financial statements the amount of (R$66,009) of negative goodwill in indirect investments, being (R$62,730) related to the acquisition of Lusosider Siderurgia S.A., (R$3,520) of Lusosider Aços Planos and R$241 of others.

12. PROPERTY, PLANT AND EQUIPMENT

	Effective rates for depreciations, depletion and amortization (% p.a)	Parent company			03/31/2003
		06/30/2003			
		Cost	Accumulated depreciation depletion and amortization	Net	Net
Land		115,823		115,823	91,619
Machinery and equipment	5.62	10,133,437	(381,257)	9,752,180	6,053,285
Buildings	4.00	789,886	(13,058)	776,828	725,004
Furnitures and fixtures	10.00	92,453	(77,271)	15,182	21,951
Mines and mineral deposits	1.37	1,236,793	(733)	1,236,060	1,065,479
Other asset items	20.00	156,901	(68,965)	87,936	89,057
		12,525,293	(541,284)	11,984,009	8,046,395
Construction in progress		543,580		543,580	518,183
Parent company		13,068,873	(541,284)	12,527,589	8,564,578
Consolidated		13,673,701	(710,033)	12,963,668	8,908,473

At the Extraordinary General Shareholders' Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report

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established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

At the Extraordinary General Shareholders' Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,493,777 for the assets, already net of the depreciation.

At the end of the first and second quarter of 2003, assets given as guarantee of financial operations amounted to R$2,309,512.

Total depreciation, depletion and amortization for the first semester 2003 was R$268,039 (2002 – R$224,595), of which R$254,379 (2002 – R$215,084) appropriated to production cost and R$13,660 (2002 – R$9,511) to overhead and administrative expenses (amortization of deferred assets is not included).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred in stockholders' equity in equal proportion from the revaluation reserve to retained earnings. In the first semester, the net amount of income tax and social contribution was R$79,080 (2002 – R$53,723).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress in the 1st semester 2003 amounted to R$28,965 (2002 – R$9,590).

13. DEFERRED CHARGES

	Parent company		Consolidated	
	06/30/2003	**03/31/2003**	**06/30/2003**	**03/31/2003**
Deferred exchange variation	1,390,636	1,360,636	1,398,644	1,398,642
Information technology projects	145,944	141,267	150,969	146,293
Other projects	167,872	152,120	236,003	219,931
	1,704,452	1,654,023	1,785,616	1,764,866
Accumulated amortization	(1,316,623)	(1,242,827)	(1,344,022)	(1,297,699)
Total	387,829	411,196	441,594	467,167

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the first semester 2003 amounted to R$20,011 (2002 – R$15,672), of which R$14,520 (2002 – R$8,325) appropriated to production cost and R$5,671 (2002 – R$7,347) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001.

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The Company deferred the exchange variation in the amounted of R$1,360,636 in September 2001 and until June 2003 amortized R$1,194,615 (R$67,498 in the first semester 2003), the balance will be amortized until 2004, the net movement can be shown as follows:

Deferred exchange variation in 2001	Accumulated depreciation including loan settlement			Balance to amortize	Amortization expectation (April to december)	
	2001	2002	1st quarter of 2003		2003	2004
1,360,636	(615,173)	(511,944)	(67,498)	166,021	62,841	103,180

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14. LOANS AND FINANCING

	Parent Company				Consolidated			
	06/30/2003		03/31/2003		06/30/2003		03/31/2003	
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
FOREIGN CURRENCY								
Prepayment	627,711	690,357	682,836	783,253	299,479	80,416	434,265	33,531
ACC/ACE	411,072		357,060		554,672		647,678	
Euronotes	738,122	2,369,400	553,345	2,011,860	546,218	874,044	295,061	266,011
Prepayment - Cayman					298,095	98,725	192,494	152,870
Commercial paper					230,878		1,109,647	
BNDES/Finame	149,123	839,361	147,313	1,026,616	149,123	839,361	147,313	1,026,616
Financed imports	183,101	270,090	347,512	333,791	214,051	448,283	382,485	548,946
Eximbank - Japan	37,481	114,841	44,917	158,258	37,481	114,841	44,917	158,258
Other	96,783	62,077	107,400	76,448	137,525	87,601	97,223	105,828
	2,243,393	**4,346,126**	**2,240,383**	**4,390,226**	**2,467,522**	**2,543,271**	**3,351,083**	**2,292,060**
LOCAL CURRENCY								
BNDES/Finame	68,578	206,153	120,854	168,986	68,578	206,153	120,854	168,986
Debentures (note 15)	68,287	666,550	29,067	666,550	68,287	666,550	29,067	666,550
Other	50,900		44,911		31,443	102,218	36,902	107,082
	187,765	**872,703**	**194,832**	**835,536**	**168,308**	**974,921**	**186,823**	**942,618**
Total	**2,431,158**	**5,218,829**	**2,435,215**	**5,225,762**	**2,635,830**	**3,518,192**	**3,537,906**	**3,234,678**
SWAP	622,491				622,491			
Total + Swap	**3,053,649**	**5,218,829**	**2,435,215**	**5,225,762**	**3,258,321**	**3,518,192**	**3,537,906**	**3,234,678**

On June 30, 2003, the long-term amortization schedule is shown below:

	Parent Company	**Consolidated**
2004	271,443	364,926
2005	1,547,354	1,544,400
2006	492,919	453,809
2007	1,910,427	450,226
2008	604,566	208,319
2009 to 2024	392,120	496,512
Total	**5,218,829**	**3,518,192**

Interest is applied to the external and domestic loans and financing, debentures and SWAP, at the following annual rates as of June 30, 2003:

	Parent Company	**Consolidated**
Up to 7%	3,869,416	4,049,109
Between 7,1to 9%	843,369	809,376
Between 9,1 to 11%	2,661,516	997,837
Above 11%	898,177	920,191
Total	**8,272,478**	**6,776,513**

Breakdown of total debt by currency of origin:

	Parent Company		**Consolidated**	
	06/30/2003	**03/31/2003**	**06/30/2003**	**03/31/2003**
U.S. Dollar	81.89	79.44	75.87	75.06
Yen	2.64	2.65	3.53	4.25
Long-term interest rates - TJLP	3.32	3.78	5.90	6.19
CDI	6.91	7.01	8.52	8.03
Basket of currencies	1.84	3.42	2.25	3.00
Other currencies	3.40	3.70	3.93	3.47
	100.00	**100.00**	**100.00**	**100.00**

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The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees offered for the loans and financing amounted R$4,748,167 on June 30, 2003 (R$5,140,183 on March 31, 2003), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 17).

In March 2003, the Company, through its subsidiary CSN Islands II, the Company issued Notes in the amount of US$85 million. The transaction falls due in one year, at an interest rate of 9.5% p.a.

In April 2003, the Company, through its subsidiary CSN Islands III Corp., issued Notes in the amount of US$75 million. The transaction, falling due in 2 years, has a 9.75% coupon and the funds raised in this operation will be used as working capital, thus increasing the Company's liquidity

On April 18, 2003, the Company, through its subsidiary, CSN Overseas, settled the US Commercial Papers operation raised in 2001, in the amount of US$250 million. This operation had an approximate cost of 5.9% p.a.

In June 2003, the Company issued, through CSN Islands IV Corp, Notes in the amount of US$100 million, at an interest rate of 6.85% p.a. and maturity in 1 years.

In June 2003, the Company issued, through CSN Islands V Corp, Notes in the amount of US$150 million, at an interest rate of 7.875% p.a. and maturity in 2 years.

15. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with nominal value of R$10 each. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total face value of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders´ equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis" calculated the first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer's.

In June 30, 2003 and March 31, 2003, the Company repurchased the 4,396 debentures. comprising 2,345 of the first series, and 2,051 of the second.

16 . FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

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(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of June 30, 2003, R$7,212,010 of the Company's total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

The Management's objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of June 30, 2003, in which market value differs from the book value, are as follows:

	Book Value	Market Value
Investment and goodwill in jontly owned subsidiary	4,527	869
Loans and financing (short and long-term)	8,272,479	8,091,265

On June 30, 2003 the consolidated position of derivative agreements outstanding was as follows:

	Agreement			
	Date	Expiration date	Reference value	Market Value
Foreign exchange swap	Sundry	07/18/2003 a 01/03/2005	US$1.341.396	(R$516.605)
"Cap" Interest Options (semestral Libor)	Sundry	12/30/2003 a 12/31/2004	US$600.000	
Exchange options	5/14/2003	12/01/2003	US$200.000	R$24.286
Exchange options	5/14/2003	12/01/2003	US$200.000	(R$7.112)
Options SWAP	Sundry	05/02/2004 e 05/02/2005	US$49.127	R$28.216

(c) Market Value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on June 30, 2003, for financial transactions with identical features,

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such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

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17. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has the following responsibilities – expressed in their original currency - for guarantees provided:

Companies	Currency	In Million 06/30/2003	03/31/2003	Expiration Date	Conditions
CSN Panama, S.A.	US$	850.0	850.0	12/30/03	Garantee for interest hedge operation
CSN Overseas	US$	230.0	480.0	04/18/03 a 12/30/03	Promissory Note/ Garantee of commercial paper operations/ interest hedge
GalvaSud S.A	R$	199.3	229.0	12/15/2003	Garantee for financing of imported and national equipment
CSN Islands V	US$	150.0		07/07/05	Installment of garantee for the CSN emission of Bonds
CSN Islands IV	US$	100.0		06/04/04	Installment of garantee for the CSN emission of Bonds
CSN Islands II	US$	85.0		02/27/04	Installment of garantee for the CSN emission of Bonds
CSN Iron, S.A.	US$	79.3	79.3	06/01/07	Promissory Note of Eurobond operation
CSN Islands III	US$	75.0		04/21/2005	Installment of garantee for the CSN emission of Bonds
Sepetiba Tecon S.A.	US$	34.9	36.2	09/15/03 e 06/15/09	Garantee for equipment acquisition financing
Sepetiba Tecon S.A.	R$	28.8	29.1	12/15/11 e 01/16/12	Garantee for financing of 60% of construction work and installations
Cia. Metalic Nordeste	R$	24.3	69.6	01/15/06	Garantee given to the BNDES, for contracts re. financing of machinery and equipment
Cia. Metalic Nordeste	US$	21.7	21.7	01/26/05 a 06/30/06	Invoices / garantee given to Eximbank and to HSBC ref. Contracts for financing of machinery and equipment
Companhia Ferroviária do Nordeste - CFN	R$	18.5	18.5	07/11/03	Solidary garantee of BBV for working capital purposes
Cia. Metalic Nordeste	R$	13.6	14.2	04/25/03 a 01/30/06	Invoices / garantee given to Banco Rural, BEC and ABC Brasil re. working capital contracts
Cia. Metalic Nordeste	R$	4.8	4.6	05/15/08	Invoices / garantee given to Banco Santos ref. contracts for the financing of equipment
Indústria Nacional de Aços Laminados - INAL S.A	R$	3.6	3.6	03/15/06 e 04/15/06	Garantee for equipment financing

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	06/30/2003		03/31/2003	
	Legal Deposit	Contingent liability	Legal Deposit	Contingent liability
Short term:				
Labor		5,271		4,976
Civil		3,906		1,533
Parent Company		9,177		6,509
Consolidated		9,177		6,509
Long Term:				
Labor	16,842	42,355	16,436	41,492
Civil	6,803	36,514	2,666	32,599
Fiscal	212,291	443,773	204,778	398,631
Income tax	125,271	59,441	125,271	59,866
Social contribution	93,110	31,479	93,110	44,334
Parent Company	454,317	613,562	442,261	576,922
Consolidated	469,675	687,707	456,695	581,109

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

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a)   Labor litigation dispute:

As of June 30, 2003, CSN was the defendant in 1,950 labor claims (1,800 claims on March 31, 2003), which required a provision in the amount of R$47,626 (R$46,468 on March 31, 2003). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of June 30, 2003 the Company accrued the amount of R$40,420 (R$34,132 on March 31, 2003).

c) Tax Litigation Dispute:

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. The amount of this provision is R$200,277, as of June 30, 2003 (R$180,008 on March 31, 2003), which includes legal charges.

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company's lawyers favorable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision on June 30, 2003 is R$150,826 (R$132,179 on March 31, 2003), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to

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beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents. The Company recorded a judicial deposit in 2002 and its corresponding provision in the amount of R$20,700 on June 30, 2003 (R$20,604 on March 31, 2003), which includes legal charges.

The first instance court decision was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company's lawyers, favorable outcome is considered possible.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision on June 30, 2003 amounts to R$27,421 (R$25,911 on March 31, 2003), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$34,909 (R$31,305 on March 31, 2002) are being accrued on June 30, 2003, which include legal charges.

The sentence in the first instance court was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company's lawyers, favorable outcome is considered possible.

Others

The Company has also numerous legal suits accrued related to FGTS LC 110, Drawback and Additional of Freight for Renewal of the Merchant Navy (AFRMM), in the amount of R$9,640 on June 30, 2003 (R$8,624 on March 31, 2003), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary "expurgation" of the IPC of January 1989, of 51.87%.

In February 2003, the court judged part of the discussion given by the Federal Court of the 1st Region, which recognized CSN right to 42.72% of the tax effects in the computation of the income tax and social contribution related to inflationary expurgation of the 1998 IPC ("Plano Verão"), after deducting the 12.51% of the monetary restatement applied . Consequently, CSN recorded, in the first quarter of 2003, the amount of R$114,758 million as reversal of part of the IR/CSL provision related to this claim.

The Company recorded on June 30, 2003 and March 31, 2003, R$218,381 of court deposit and a provision of R$104,200.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW
Date – 03/31/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

19. STOCKHOLDERS' EQUITY

	Paid-in Capital	Reserves	Accumulated Profits / (loss)	Stockholder´s equity
BALANCE AT 12/31/2002	**1,680,947**	**3,227,282**	**-**	**4,908,229**
Reavaluation Reserve Realization, net of income tax and social contribution		(28,848)	28,848	
Net income for the period			406,032	406,032
BALANCE AT 03/31/2003	**1,680,947**	**3,198,434**	**434,880**	**5,314,261**
Reavaluation Reserve Realization, net of income tax and social contribution		(50,232)	50,232	
Constituition of revaluation reserve		2,693,114		2,693,114
Declared dividend		(506,139)		(506,139)
Net income for the period			134,984	134,984
BALANCE AT 06/30/2003	**1,680,947**	**5,335,177**	**620,096**	**7,636,220**

(a) Capital stock

The Company's capital stock on June 30, 2003 and 2002 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company's fixed assets approved by the Extraordinary General Stockholders' Meeting held March 31, 1999, December 19, 2002 and April 29, 2003 which were intended for determining adequate amounts for the Company's fixed assets , in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the provisions of CVM liberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability. .

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

FEDERAL PUBLIC SERVICE
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QUARTERLY INFORMATION – ITR   **CORPORATE LAW**
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00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

(c) Capital composition

On June 30, 2003, the main CSN' stockholders are:

	Stock's quantities	
	Common stock	%
Vicunha Siderurgia S.A .	33,337,091	46.48
CBS - CSN Employee's Pension Fund	2,604,922	3.63
Several (ADR - NYSE)	6,068,953	8.46
Other (Stock approx. 26 thusandl)	29,718,295	41.43
Outstanding stocks	71,729,261	100.00

(d) Investment Policy and Payment of Interest on Stockholders´ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company's obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

On June 11, 2003, the Company it began the payment the interest on stockholders' equity and dividends approved by the Board of Directors on April 12, 2003, in the amount of R$293,482 (R$4.091524 per thousand shares) and R$506,138 (R$7.056229 per thousand shares), respectively, both related to prior years.

20. NET REVENUES AND COST OF PRODUCTS SOLD

	06/30/2003			06/30/2002		
	Tons	Thousand of reais		Tons	Thousand of reais	
	(In thousand)	Net revenues	Cost of products sold	(In thousand)	Net revenues	Cost of products sold
Domestic	1,568	2,035,026	1,058,274	1,761	1,482,336	842,362
Export	704	737,460	415,598	635	350,518	258,247
Steel Products	2,272	2,772,486	1,473,872	2,396	1,832,854	1,100,609
Domestic		160,785	77,355	0	105,386	74,309
Export		9,845	4,209	0	2,159	2,331
Other Sales		170,630	81,564	0	107,545	76,640
Parent Company	2,272	2,943,116	1,555,436	2,396	1,940,399	1,177,249
Consolidated	2,219	3,173,609	1,608,445	2,424	2,144,509	1,305,352

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company' business segments.

FEDERAL PUBLIC SERVICE
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QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

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Date – 03/31/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

	Steel and Services	Corporate Center	Energy and Infrastructure	Consolidated
Net Revenue	3,169,219		4,390	3,173,609
Cost of Products Sold	(1,595,154)		(13,291)	(1,608,445)
Gross Profit	**1,574,065**		**(8,901)**	**1,565,164**
Operacional Income and expenses				
Sales Expenses	(203,518)		(173)	(203,691)
Administrative Expenses		(134,332)		(134,332)
Others Operations Incomes (expenses)	(4,503)	(466)	(415)	(5,384)
	(208,021)	(134,798)	(588)	(343,407)
Net Financial Result		(1,244,327)		(1,244,327)
Net Exchange Variation		860,503		860,503
Equity Adjustment	10,900			10,900
Operating Income (loss)	**1,376,944**	**(518,622)**	**(9,489)**	**848,833**
Non-operating losses	(10,936)		1,131	(9,805)
Income before income tax and social contribution	**1,366,008**	**(518,622)**	**(8,358)**	**839,028**
Income Tax and Social Contribution	(505,259)	176,331	2,842	(326,086)
Net Icome (loss)	**860,749**	**(342,291)**	**(5,516)**	**512,942**

MAE

The Company's subsidiary, CSN Energia, carries a balance receivable in its current assets in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of June 30, 2003 amounted to R$313,040 (R$312,968 as of March 31, 2003).

Between September 2000 and September 2002, the amount of R$484,185, in respect of amounts determined in accordance with statements provided by MAE, was accounted. In October 2002, CSN terminated the energy supply contract with Light and, since then, has been using all exceeding energy for UVP own consumption, as well as for consumption by the Arcos and Casa de Pedra mines. Accordingly, as from October 2002, the amount receivable/payable from/to MAE is immaterial if compared to the amounts recorded up to September 2002.

Up to July 21, 2003, CSN received the amount of R$309,642, of which R$91,179 in 2002 and R$218,463 in 2003.

Of the balance receivable as of June 30, 2003, the Company has been negotiating directly with the agents the delinquent balance of R$24,419, related to settlements that took place to July 2003. Furthermore, as regards the balance receivable as of June 30, 2003, R$77,473 refer to amounts due by concessionaires and/or by permissionaires holding injunctions for suspending the corresponding payments.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

The Company's management understands that it is not necessary to provide for doubtful debts, having in mind the actions that are been taken by the Company and by the sector official entities.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated	
	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Financial expenses:				
Loans and financing - foreign currency	(48,933)	(100,388)	(64,648)	(152,306)
Loans and financing - Brazilian currency	(121,165)	(29,487)	(137,823)	(32,868)
With subsidiaries	(101,880)	(153,200)	(31,445)	
Other financial expenses	(88,863)	(99,724)	(101,321)	(147,111)
	(360,841)	**(382,799)**	**(335,237)**	**(332,285)**
Financial income:				
With subsidiaries	2,044	11,156		
Yield on financial applications net of provision for losses	(196,490)	423,217	(185,229)	440,727
Exchange Swap	(804,818)	316,645	(752,310)	316,645
Exchange Variation Amortization(CVM 404/01)		(269,622)		(269,622)
Other income	16,628	50,269	28,449	55,915
	(982,636)	**531,665**	**(909,090)**	**543,665**
Net financial income	**(1,343,477)**	**148,866**	**(1,244,327)**	**211,380**
Monetary Variation				
- Assets	7,000	1,638	4,456	791
- Liabilities	(29,755)	(8,699)	(32,860)	(8,643)
	(22,755)	**(7,061)**	**(28,404)**	**(7,852)**
Exchange Variation				
- Assets	(253,568)	96,863	(213,032)	476,984
- Liabilities	1,563,411	(1,508,625)	1,170,771	(1,642,891)
- Amortization of deferred foreign exchange variation	(67,498)	(205,731)	(68,832)	(207,066)
	1,242,345	**(1,617,493)**	**888,907**	**(1,372,973)**
Net monetary and exchange variations	**1,219,590**	**(1,624,554)**	**860,503**	**(1,380,825)**

23 . NON-OPERATING INCOME (EXPENSES)

On June 30, 2003, the parent company's non-operating result, amounted to R$12,159 (R$6,575 in 2002), and consolidated amounted to R$9,805 (R$5,846 in 2002). The most expressive item included in these results is the setting up of a provision for probable loss on investment, mainly related to the write – off of advance for future capital increase of CFN.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

24 . VALUE-ADDED (PARENT COMPANY)

	R$ Million	
	06/30/2003	**06/30/2002**
Revenue		
Sales of goods, products and services	3,479	2,320
Allowance for doubtful accounts	5	(4)
Non-operating income	(12)	(7)
	3,472	**2,309**
Input purchased from third parties		
Raw material used up	(714)	(452)
Cost of products and services	(423)	(347)
Materials, energy, third-party services and others	(131)	(218)
	(1,268)	**(1,017)**
Gross value-added	**2,204**	**1,292**
Retention		
Depreciation, amortization and depletion	(278)	(256)
Net produced value-added	**1,926**	**1,036**
Value-added transferred		
Income from equity stakes	(177)	305
Financial income / Exchange Variation	(1,229)	630
	(1,406)	**935**
Total value-added to distribute	**520**	**1,971**
VALUE-ADDED DESTINATION		
Staff and charges		
Taxes, charges and contributions	200	199
Interest of capital stock	905	124
Dividends / Interest of capital stock	(1,126)	2,055
Retained earnings	541	(407)

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

25. EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	Parent Company		Consolidated	
	R$ Milion		R$ Milion	
	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Net Revenue	2,943	1,940	3,173	2,144
Cost of products sold	(1,555)	(1,177)	(1,608)	(1,305)
Gross Profit	1,388	763	1,565	839
Operating expenses (sales, general and administrative)	(210)	(231)	(338)	(293)
Depreciation (Cost of Products sold and operating expenses)	278	256	295	267
EBITDA	1,456	788	1,522	813
EBITDA-MARGIN %				
	49.5%	40.6%	48.0%	37.9%

26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants

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00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

---

contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of June 30, 2003 and March 31, 2003, the plans are presented as follow:

	06/03/2003	03/31/2003
Members:	**19,239**	**19,105**
In activity	7,689	7,493
Retired employees	11,550	11,612
Distribution of members by benefit plan:		
35% of Average Salary Plan	**6,171**	**6,231**
Active	44	44
Retired employees	6,127	6,187
Supplementary Average Salary Plan	**5,698**	**5,700**
Active	548	549
Retired employees	5,150	5,151
Combined Supplementary Benefits Plan	**7,370**	**7,174**
Active	7,097	6,900
Retired employees	273	274
Linked beneficiaries:	**5,329**	**5,286**
35% of average salary plan	4,193	4,164
Supplementary average salary plan	1,106	1,091
Combined supplementary benefits plan	30	31
Total of Members / Beneficiaries:	**24,568**	**24,391**

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated in the first semester of 2003 the amount of R$39,597, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which added to related contribution private pension fund outlay totaled R$56,614.

The amortizing contribution is related to the part of the participants in the determination of to settle the reserve insufficiency, was reduced by the present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat "Secretaria da Previdência Complementar - SPC", and as such the contribution is due by those participants.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants' contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor's contribution. Thus, the sponsor chose to recognize 50% of this asset on its books in the amount of R$2,910 in 2003.

Main actuarial assumptions adopted in the actuarial liability calculation

METHODOLOGY USED	UNIT METHODS OF PROJECTS CREDITS
Rate for discount of actuarial obligation	13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets	13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

27. BUSINESS INTERNATIONALIZATION

a) CSN LLC

In accordance with CSN´s international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability corporation LLC ("LLC"), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is controlled by an unrelated entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN is to acquire the quota of LLC in July 2003, as part of a "put" and "call" agreement signed by CSN and the administrative agent of Credit Agreement, related to a Tangua's loan. The principal amount of the loan signed in July 2001 is US$175 million, subject to Libor plus interest of 1.875% p.a. The price for CSN to exercise this right in the "put and call" agreement is the borrowing balance (plus accrued interest) on the acquisition date (please refer to note 28a).

b) Lusosider

On June 18, 2003, the Company through its subsidiary CSN Steel Corp., acquired from the Banco Espírito Santo de Investimentos S.A. (BESI) 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., representing 50% participation in the business, amounting to EUR 10.84 million, equivalent to US$11.8 million (please refer to note 11).

28.SUBSEQUENT EVENTS

a)Tangua and CSN LLC :

As disclosed in "Relevant Act" on July 15, 2003, the Company, through its subsidiary CSN Panama S.A., executed the LLC's call option, as mentioned in note 27a. This acquisition is under approval by North-American regulatory authorities. This transaction involved the disbursement, by CSN Panama, S.A., of US$175 million to repay the loan mentioned in note 27a.

b) Paraná Branch:

On July 17, 2003 the Company commenced producing pre-painted and galvanized steel at the Paraná branch, located in the city of Araucária. This unit has the capacity to produce 420 thousand ton , therein included galvanized and pre-painted in the format of coils, bales, blanks and tapes. The galvanizing line will also manufacture the "galvalume" – steel coated with an aluminum-zync alloy.

c) Securitization Offering:

In July 2003, the Company performed a securitization of receivables through its subsidiary Island VI in the amount of US$141.9 million. The transaction, maturing in 7 years, has coupon of 7.28% p.a. and the funds raised in this transaction will be used as working capital, increasing the liquidity of the Company.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR   **CORPORATE LAW**
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **Date – 03/31/2003**

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

05.01 – COMMENTS OF THE COMPANY'S PERFORMANCE FOR THE QUARTER

(d) MAE :

On July 4, 2003, CSN received R$139 million referring to MAE credits determined on the second settlement (please refer to note 21).

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

Message from Benjamin Steinbruch, Chairman and CEO

"In the second quarter CSN showed once again that is has the flexibility and competitiveness to effectively face any scenario. EBITDA grew 80% when compared to the second quarter of 2002 and we maintained an EBITDA margin of 49% in the first half, with EBITDA of R$1.5 billion in the year to June, despite a less favorable local market and lower revenues from export sales as a result of the recent strengthen of the Real. Our operating results confirm the solid competitiveness of our Company.

"CSN maintained its operating margins and presented a net profit of R$0.5 billion in the first half, an increase of almost R$1 billion when compared to the same period in 2002. In the second half, we believe we will be able to maintain our current levels of operating performance and profitability, and we will seek to reduce our net debt. The equity and debt markets have perceived the solidity of our company. Our shares appreciated by 89% from January to July this year, not including a dividend yield of 15%. We have successfully completed five debt issues since February. Most recently, we issued an export receivables securitization in two tranches, the first with a 7-year term at a coupon of 7.28%, and the second a 3-year term at Libor + 2.75%.

"Throughout the first half we have remained consistent in our globalization strategy, having concluded the purchase of a 50% stake in Lusosider on June 18. Lusosider is a Portuguese steel company with a strong presence in the Iberian Peninsula's galvanized and tin plate market. Besides that, as has been anticipated over the last two years, we announced in July that we will acquire CSN LLC, which operates the assets of Heartland Steel in the US, as soon as we satisfy the US regulatory requirements."

Highlights

	Parent Company				Consolidated			
	2Q		1H		2Q		1H	
	2003	2002	2003	2002	2003	2002	2003	2002
Crude Steel Production (000 tons)	1,336	1,265	2,608	2,514	1,336	1,265	2,608	2,514
Sales Volume (000 tons)								
Domestic Market	837	894	1,568	1,761	753	871	1,484	1,767
Export Market	352	306	704	635	378	314	730	657
Total	1,189	1,200	2,272	2,396	1,131	1,185	2,214	2,424
Steel Prod. Net Revenue (R$/t)	1,234	793	1,220	765	1,337	859	1,343	808
Financial Data (R$ millions)								
Net Revenue	1,551	1,009	2,943	1,940	1,588	1,102	3,174	2,145
Gross Profit	695	409	1,388	763	744	447	1,565	839
EBITDA[1]	739	411	1,456	788	735	423	1,522	813
Net Income (Loss)	135	(210)	541	(407)	116	(210)	513	(408)

	Jun/03	Mar/03	Dec/02
Consolidated Net Debt (R$ millions)	5,328	4,586	5,067

Production and Production Costs

In the second quarter of 2003, crude steel output increased 6% reaching 1.3 million tons while rolled finished product volume stood at 1.2 million tons, in line with production in 2002. In the first half of 2003, crude steel production reached 2.6 million tons and rolled finished product volume was 2.3 million tons (production measured at the continuous caster for crude steel and at the hot strip mill for rolled finished product - volume differs slightly from inventory deposits due to normal process losses). When compared to the first half of 2002, crude steel production was 4% higher than in 2003. The Company expects production capacity to reach 5.8 million tons per year by the end of 2003.

Production costs (per unit and total) were higher in 2003, principally due to the following factors: raw material – impact of the higher US dollar exchange rate (which was 33% above the average rate that prevailed in the first half of 2002), greater consumption of purchased coke (in 2002 the Company consumed excess coke produced during Blast Furnace #3 repair) and consumption of hot rolled coils purchased in the domestic market at a higher cost; depreciation – increase due to the Presidente Vargas Mill asset revaluation at the end of April 2003, and of the Thermoelectric Power Plant in December 2002; and finally labor – the increase was mainly caused by a wage inflation adjustment of 18% per the collective bargaining agreement effective in May 2003.

Sales Volume

Sales volume of finished products and slabs reached 1.2 million tons in the second quarter of 2003, in line with 2002. In the first half of 2003, 2.27 millions tons were sold, a 5% decline. The decrease was concentrated in slabs that are lower value-added products.

The domestic market represented 69% of 1H 2003 sales, against 73% in the prior year period. Year to date sales to the automotive sector grew 13%, in spite of weak auto sales in the last few months when compared to the beginning of the year (when there had been a favorable effect of higher Brazilian car export demand, which increased auto production). The low growth scenario of domestic manufacturing had a negative impact on the civil construction segment.

Export sales were influenced by higher prices in China in the beginning of the year that motivated the sale of more finished products to markets in Asia as a percentage of total sales. In the second quarter, given weakness in the Chinese market, the Company directed its exports of finished products to more attractive markets, in particular Latin America. Even so, the percentage of our exports of finished products to China in the first half of 2003 was 17%. All of our slab exports were sold on the Asian market in 2003, however those sales were concentrated in the first quarter.

Higher value-added galvanized steel and tin mill products represented 38% of total volume sold this year, compared to 33% registered in the same period last year, when the Company sold nearly 150,000 tons more of slabs.

Consolidated sales volume was 1.1 million tons in the second quarter of 2003, and 2.2 millions tons in the first half. The difference when compared to the Parent Company pertains to higher subsidiary inventory. Exports were 33% of the total in the year to June on a consolidated basis, while coated product sales were 41% of the total. Total sales are greater than the Parent Company due to the sale of galvanized steel products by GalvaSud, produced from cold rolled steel purchased mainly from CSN.

Operating Results

- **Net Revenue, Cost of Goods Sold and Gross Margin**

CSN Parent Company net revenue grew 54% in the second quarter to R$1.6 billion. When compared to the first quarter of 2003, net revenue was 11% higher. In the first half, net revenue reached R$2.9 billion, R$1 billion above the same period in 2002. An adjustment in domestic prices, higher export prices in Real and the higher percentage of coated products more than compensated for the 5% drop in volumes sold in 2003. The drop in volume is explained mainly by lower initial inventories this year and by higher margins practiced by the Company. Domestic sales accounted for 75% of net revenue, against 82% in 2002.

Consolidated net revenue in the second quarter grew 44% to R$1.6 billion, while revenue in the first half of 2003 grew 48% to R$3.2 billion. The difference between the Parent Company and Consolidated figures in the first half of 2003 is explained by a higher value-added sales mix at GalvaSud, Inal and Metalic which sold higher value-added steel, using mostly CSN-produced steel as raw material.

The cost of goods sold (COGS) in the second quarter of 2003 grew 43% to R$856 million. In the first half, COGS grew 32% to R$1.6 billion. COGS rose because of higher raw material costs, and an increase in depreciation, fuel, and labor costs. Some of these factors have already been explained in ‘Production and Production Costs’. Raw material costs were affected by the higher average exchange rate of the Real against the US dollar by R$41 million in the second quarter and R$117 million in the first half. In addition, the Company decided to buy hot rolled coils in the domestic market to meet demand from our customers in 2003. In the first half of the year, we consumed 61,000 tons of purchased Hot Coils (HC) (R$47 million in the COGS), of which 47,000 tons were consumed in the second quarter (R$39 million). We discussed above the rise in imported coke costs in the quarter (increase of R$50 million in this quarter and R$79 million in the first half). Depreciation allocated to the cost of goods sold went up by R$31 million in the second quarter and R$36 million in the first half as a result of the asset revaluation. Fuel costs increased R$13 million in the quarter and R$32 million in the first half, principally due to the higher inflation rate in 2003. Finally, the transfer of costs that had been treated as administrative expenses at the end of 2002 to COGS (an impact of R$10 million in the second quarter and R$21 million in the first half) had an impact principally on labor costs, which were also reflected the 18% wage inflaction adjustment as per the collective bargaining agreement effective in May 2003 (R$11 million impact on COGS).

Consolidated COGS in the second quarter was R$845 million, and R$1.6 billion in the first half 2003. The respective increases of 29% and 23% in the second quarter and the first half are explained by the same effects seen in Parent Company COGS.

Gross margin reached 45% in the second quarter of 2003, compared to 41% in the same period last year. In the fist six months of 2003, the margin increased by 8 percentage points (p.p.). to 47%. Better performance is principally due to higher average prices in the period. The consolidated gross margin of 47% in the second quarter of 2003 was 6 p.p. better. In the first half of 2003, gross margin was 10 p.p. higher at 49%.

❑ **Selling Geral and Administrative Expenses**

In the second quarter of 2003, selling, general and administrative expenses before depreciation totaled R$103 million, a decline of R$10 million. Up to June, SG&A amounted to R$196 million, R$18 million less than in 2002. It is worth mentioning that the provision for employee profit sharing in the second quarter of 2003, which was R$5 million below the second quarter of 2002, declined as a result of a change in the criteria used to calculate employee profit sharing made in May of this year, partially offsetting the effect of higher labor costs registered in the cost of goods sold.

❑ **EBITDA**

In the second quarter, EBITDA grew 80% to R$739 million. EBITDA margin (EBITDA divided by net revenue) was 48%, an increase of 7 p.p. This increase is explained by higher average prices obtained by the Company. When compared to the first quarter of 2003, the margin was 4 p.p. lower due to the decline in export prices caused by the stronger Real in the second quarter than in the first quarter. First half EBITDA was R$1.5 billion, 85% more than in 2002, with a 49% margin (an improvement of 9 p.p.).

Consolidated EBITDA rose 74% to R$735 million in the second quarter of 2003, representing a margin of 46%. In the first half of 2003, EBITDA reached R$1.5 billion, similar to the level of the Parent Company, with a 48% margin.

❑ **Other operating income/expense**

In the second quarter of 2003, the Company booked a net other operating expense of R$24 million, R$19 million below the second quarter of 2002, principally as a result of a lower provision for contingencies. In the first half of 2003 other operating income was R$1 million, compared to an expense of R$91 million in 2002. The change was due to the reversal of a R$35 million provision in the first quarter of 2003 related to the Itasa subsidiary's MAE (Wholesale Energy Market) liability (since Itasa had made a parcial provision in its balance sheet, now reflected in equity results), and a lower provision for contingencies.

❑ **Financial Result**

Financial results are comprised of financial income and expense as well as net foreign exchange gains and losses excluding deferral of foreign exchange losses. In the second quarter, CSN booked a net expense of R$74 million. In the first half, net financial expense was R$56 million. Foreign exchange gains of R$750 million and R$944 million, respectively, were due to the stronger Real against the US dollar in 2003, partially offset by the foreign exchange hedge strategy adopted by the Company . The low nominal cost of gross debt in US dollars, associated with the net foreign exchange gains and results obtained from hedge instruments caused consolidated net debt cost in the first half, in Reais, to be around 11% per year, or 41% of the benchmark local interest rate CDI (annualized). For the second half, the Company expects the cost to be about 60% of the CDI.

Deferred Foreign Exchange Losses: In the first half of 2003, the Company amortized a total of R$68 million of the foreign exchange loss incurred in 2001 and deferred, compared to R$475 million in the first half of 2002. During the second half of 2003 an additional R$63 million will be amortized. In 2004, the remaining balance of R$103 million will be amortized.

❑ **Equity interest in subsidiaries**

Equity in results of subsidiaries amounted to a negative R$125 million in the second quarter of 2003 and a negative R$177 million in the first half. The reductions of R$416 million and R$481 million, respectively, were substantially due to the effect of the appreciation of the Real against the US dollar on shareholders' equity in dollars in offshore companies in 2003, compared to the depreciation of the Real against the US dollar that took place in 2002.

❑ **Income and Social Contribution Tax**

CSN registered an income and social contribution tax expense of R$187 million in the second quarter of 2003, versus a credit of R$229 million in the same period last year. In the first half, income and social contribution tax was R$325 million, compared to a credit of R$330 million registered in 2002. In both cases, the change is basically due to higher income before taxes in 2003. Specifically regarding the first half result, a credit of R$114.7 million was booked due to the partial reversal of a provision for the effect of IPC (consumer price index) inflation during 1989 ('Summer Plan'), for which amnesty was granted.

❑ **Net Income**

Parent Company net income in the second quarter of 2003 was R$135 million (R$1.88 per lot of 1,000 shares), an improvement of R$345 million over the second quarter of 2002. In the first half of 2003, net income reached R$541 million (R$7.54 per lot of 1,000 shares), an increase of R$948 million. Consolidated net income was R$116 million in the quarter, bringing year to date accumulated net income to a total of R$513 million.

Consolidated Net Debt

As of June 30, 2003, the Company's net debt amounted to R$5,328 million, with a consolidated cash balance of R$1,449 million, substantially comprised of fixed income government paper. When compared to the March 31, 2003 position, a decrease in cash of R$738 million was the main factor which caused a 16% increase in net debt. The main items of this decrease are: shareholder remuneration of R$800 million, paid in June 2003, capital expenditures made in the quarter, payment of employee profit sharing, an increase in working capital and regular cash uses (debt service and taxes). Given that CSN expects to distribute new dividends only in 2004, the trend for FYE 2003 is a reduction in net debt in Reais.

Capital Expenditures

In the first half of 2003, capital expenditures reached R$85 million and were invested in projects related to the maintenance of operating and technological excellence at the Presidente Vargas Mill (UPV). This amount does not include an addition of R$514 million in the Company's PP&E, in connection with the spin-off of the CISA plant to the Parent Company in February this year.

Recent Events

- In June 2003, CSN issued US$100 million of 1-year notes and US$150 million of 2-year notes through its CSN Islands IV Corp. and CSN Islands V Corp. subsidiaries, respectively. The first notes were issued with a 6.85% annual coupon and the second at 7.875%. Standard Bank London Limited and Bear, Stearns & Co, Inc. with BB Securities Ltd coordinated the first and second issues, respectively.

- On June 18, 2003, through its CSN Steel Corp subsidiary, CSN concluded the purchase of 50% of Lusosider Projectos Siderúrgicos S.A., the parent company of Lusosider Aços Planos S.A. (Lusosider), for EUR10.84 million (US$11.8 million). Lusosider produces hot-dipped galvanized and tin-plate steel products. Located in Seixal, near Lisbon, Portugal, it has approximately 300 employees and production was around 210,000 tons of galvanized steel and 70,000 tons of tin plate steel in 2002. The Company services the distribution and metal packaging segments, with 86% if its sales directed towards the Iberian Peninsula.

- On June 24, in a meeting of the Board of Directors of CSN, the position of Executive Officer of the Corporate Center was extinguished. Also, two new Executive Officers were elected: Lauro Henrique Campos Rezende, Executive Officer - Investments, and Marcos Marinho Lutz, Executive Officer - Infrastructure and Energy. The new Investments department will be responsible for analyzing and following CSN's investments including mergers, acquisitions and expansion of existing operations. The areas that were managed by the Corporate Center will be the responsibility of Benjamin Steinbruch, Chairman and CEO.

- In July, the Company completed a receivables securitization in the amount of US$142 million at a cost of 7.28% and a term of 7 years, with a 2-year grace period for the principal. The coordinator of the issue was BNP Paribas.

- On July 4, CSN received R$139 million relating to receivables from MAE (Wholesale Energy Market), as determined in the second liquidation.

- On July 15, 2003, the Company announced that when it satisfies the US regulatory requirements it will proceed with the indirect purchase of CSN LLC through its wholly-owned subsidiary, CSN Panama, S.A. ("Panama"). In July 2001, CSN LLC purchased the assets and liabilities of US steel company, Heartland Steel Inc. This deal involves a cash disbursement of US$175 million, the amount financed in 2001 to purchase the assets, working capital and interest payments.

- On August 4, José Paulo de Oliveira Alves, Executive Officer – New Businesses, left CSN in search of new professional challenges. The responsabilities of this departmet will be absorbed by the newly created Investments department. On the same date, the position of Executive Director of Administration and Holdings was created. The Board of Executive Officers has appointed Marcelo Araújo's name to CSN's Board of Directors approval. Mr. Araújo is a mechanical engineer who was a Vice President with Natura in the Commercial, Innovation, and Business Development areas prior to joining CSN.

- On August 13, CSN issued a 3-year US$125 million export receivables securitization tranche at Libor + 2.75% through a wholly-owned subsidiary.

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.4 million tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the maintenance of our current levels of operating performance and profitability, the distribution of dividends in 2004, net debt reduction in the second half of 2003, the amount of deferral to be amortized in 2003 and 2004 and the satisfaction of regulatory requirements for the acquisition of CSN, LLC. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, failure to collect all the MAE receivables, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

SALES VOLUME
Parent Company – thousands of tons

	2Q03	1Q03	2Q02	1H02	1H03
DOMESTIC MARKET	**837**	**731**	**894**	**1,761**	**1,568**
Hot rolled	306	248	354	692	554
Cold rolled	188	180	213	420	368
Galvanized	162	128	146	301	290
Tin mill products	164	163	168	324	327
Slabs	17	12	13	24	29
EXPORT MARKET	**352**	**352**	**306**	**635**	**704**
Hot rolled	158	96	67	123	254
Cold rolled	9	21	12	16	30
Galvanized	21	51	12	18	72
Tin mill products	112	64	78	150	176
Slabs	52	120	137	328	172
TOTAL	**1,189**	**1,083**	**1,200**	**2,396**	**2,272**
Hot rolled	464	344	421	815	808
Cold rolled	197	201	225	436	398
Galvanized	183	179	158	319	362
Tin mill products	276	227	246	474	503
Slabs	69	132	150	352	201

NET SALES PER UNIT
Parent Company – R$/ton

	2Q03	1Q03	2Q02	1H02	1H03
DOMESTIC MARKET	**1,234**	**1,205**	**793**	**765**	**1,220**
Hot rolled	958	911	610	597	938
Cold rolled	1,127	1,149	753	745	1,138
Galvanized	1,594	1,527	1,120	1,106	1,561
Tin mill products	1,698	1,700	1,170	1,141	1,699
Slabs	583	767	401	364	704

CAPITAL EXPENDITURES (FIXED AND DEFERRED ASSETS)
Parent Company – thousands of R$

	2Q03	1Q03	2Q02	1H02	1H03
Tecnological improvements	34	8	13	19	42
Environmental	2	3	15	26	5
Deferred	20	15	12	19	35
Other*	7	(4)	29	45	3
TOTAL	**63**	**22**	**69**	**109**	**85**

* General repairs, spare parts, logistic, information technology, etc.

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 06/30/2003**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
1	TOTAL ASSETS	19,148,994	15,628,901
1.01	CURRENT ASSETS	4,197,045	4,692,741
1.01.01	CASH AND BANKS	63,387	58,800
1.01.01.01	BANKS	63,387	58,800
1.01.02	CREDITS	1,418,153	1,303,175
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	1,166,288	1,089,258
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	346,259	315,920
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(94,394)	(102,003)
1.01.03	INVENTORIES	824,587	684,284
1.01.03.01	FINISHED PRODUCTS	222,322	196,535
1.01.03.02	PRODUCTS IN PROCESS	146,865	106,311
1.01.03.03	RAW MATERIAL	233,505	182,011
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	202,394	182,070
1.01.03.05	IMPORTS IN TRANSIT	1,528	5,891
1.01.03.06	MATERIALS IN TRANSIT	17,973	11,466
1.01.04	OTHER	1,890,918	2,646,482
1.01.04.01	MARKETABLE SECURITIES	1,282,054	2,027,354
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	115,559	87,818
1.01.04.03	DEFERRED INCOME TAX	148,749	229,065
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	25,994	53,574
1.01.04.05	OPTION PREMIUM HEDGE	0	0
1.01.04.06	OTHER	318,562	248,671
1.02	LONG-TERM ASSETS	1,472,297	1,429,068
1.02.01	CREDITS	56,164	55,405
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	56,164	55,405
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	0	0
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,416,133	1,373,663
1.02.03.01	DEFERRED INCOME TAX	273,156	286,186
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	71,423	79,536
1.02.03.03	JUDICIAL DEPOSITS	469,675	456,695
1.02.03.04	SECURITIES RECEIVABLE	52,085	52,273
1.02.03.05	RECOVERABLE PIS / PASEP	52,349	50,850
1.02.03.06	LEASES	47,703	47,495
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	251,238	203,706
1.02.03.08	DEBENTURE	103,199	100,667
1.02.03.09	OTHER	95,305	96,255
1.03	PERMANENT ASSETS	13,479,652	9,507,092
1.03.01	INVESTMENTS	74,390	131,452
1.03.01.01	IN AFFILIATES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
1.03.01.02	IN SUBSIDIARIES	74,390	131,452
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	12,963,668	8,908,473
1.03.02.01	IN NET OPERATION	12,291,604	8,303,376
1.03.02.02	CONSTRUCTION	548,958	523,783
1.03.02.03	LANDS	123,106	81,314
1.03.03	DEFERRED CHARGES	441,594	467,167

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 06/30/2003**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
2	TOTAL LIABILITIES	19,148,994	15,628,941
2.01	CURRENT LIABILITIES	4,506,081	4,992,788
2.01.01	LOANS AND FINANCING	3,190,034	3,508,839
2.01.02	DEBENTURES	68,287	29,067
2.01.03	SUPPLIERS	679,754	617,154
2.01.04	TAXES AND CONTRIBUTIONS	424,376	341,628
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	108,588	84,304
2.01.04.02	TAXES PAYABLE	220,738	151,763
2.01.04.03	DEFERRED INCOME TAX	69,890	77,618
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	25,160	27,943
2.01.05	DIVIDENDS PAYABLE	328	293,623
2.01.05.01	DELIBERATED INTEREST ON STOCKHOLDERS' EQUITY	0	216
2.01.05.02	PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY	328	293,407
2.01.06	PROVISIONS	9,358	6,509
2.01.06.01	LABOR, CIVIL AND FISCAL	9,358	6,509
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	133,944	195,968
2.01.08.01	DERIVATIVES -PAYBLE ACCOUNTS	0	0
2.01.08.02	OTHER	133,944	195,968
2.02	LONG-TERM LIABILITIES	7,047,814	5,331,375
2.02.01	LOANS AND FINANCING	2,851,642	2,568,128
2.02.01.01	LOANS AND FINANCING	2,851,642	2,568,128
2.02.02	DEBENTURES	666,550	666,550
2.02.03	PROVISIONS	3,105,514	1,654,968
2.02.03.01	LABOR, CIVIL AND FISCAL	146,264	91,556
2.02.03.02	FOR INCOME TAX IN JUDGE	59,441	59,866
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	31,479	44,333
2.02.03.04	OTHER TAX IN JUDGE	240,305	206,407
2.02.03.05	DEFERRED INCOME TAX	1,932,371	921,181
2.02.03.06	DEFERRED SOCIAL CONTRIBUTION	695,654	331,625
2.02.04	DEBT WITH AFFILIATES	0	0
2.02.05	OTHER	424,108	441,729
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	0	0
2.02.05.02	OTHER	424,108	441,729
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	0	0
2.05	STOCKHOLDERS' EQUITY	7,595,099	5,304,778
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	0	0
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	5,128,243	2,485,361
2.05.03.01	OWN ASSETS	5,128,243	2,485,361
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2003	4 -03/31/2003
2.05.04	REVENUE RESERVES	196,449	702,588
2.05.04.01	LEGAL	196,449	196,449
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED INCOME	0	0
2.05.04.05	PROFIT RETENTIONS	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	506,139
2.05.04.07.01	FOR INVESTMENTS	0	506,139
2.05.05	RETAINED EARNINGS (LOSSES)	578,975	425,397

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 06/30/2003**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2003 TO 06/30/2003	4 - 01/01/2003 TO 06/30/2003	5 - 04/01/2002 TO 06/30/2002	6 - 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	1,956,400	3,831,735	1,330,715	2,592,233
3.02	DEDUCTIONS FROM GROSS REVENUE	(367,962)	(658,126)	(228,818)	(447,724)
3.03	NET REVENUE FROM SALES AND SERVICES	1,588,438	3,173,609	1,101,897	2,144,509
3.04	COST OF GOODS AND SERVICES SOLD	(844,608)	(1,608,445)	(654,865)	(1,305,352)
3.05	GROSS PROFIT	743,830	1,565,164	447,032	839,157
3.06	OPERATING INCOME (EXPENSES)	(437,015)	(716,331)	(881,776)	(1,563,046)
3.06.01	SELLING	(100,063)	(203,691)	(70,085)	(143,510)
3.06.02	GENERAL AND ADMINISTRATIVE	(71,096)	(134,332)	(83,042)	(149,851)
3.06.03	FINANCIAL	(298,951)	(383,824)	(680,324)	(1,169,445)
3.06.03.01	FINANCIAL INCOME	(127,983)	(48,587)	783,634	543,665
3.06.03.01.01	EXCHANGE VARIATION AMORTIZATION	656,452	860,503	0	0
3.06.03.01.02	OTHER	(784,435)	(909,090)	783,634	543,665
3.06.03.02	FINANCIAL EXPENSES	(170,968)	(335,237)	(1,463,958)	(1,713,110)
3.06.03.02.01	FINANCIAL EXPENSES	(170,968)	(335,237)	(191,992)	(332,285)
3.06.03.02.02	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	(1,271,966)	(1,380,825)
3.06.04	OTHER OPERATING INCOME	9,575	21,878	3,625	5,299
3.06.05	OTHER OPERATING EXPENSES	(32,949)	(27,262)	(45,525)	(92,214)
3.06.05.01	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	0	0
3.06.05.02	AMORTIZATION OF SPECIAL EXCHANGE VARIATION	0	0	0	0
3.06.05.03	OTHER	(32,949)	(27,262)	(45,525)	(92,214)
3.06.06	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES	56,469	10,900	(6,425)	(13,325)
3.07	OPERATING INCOME/LOSS	306,815	848,833	(434,744)	(723,889)
3.08	NON-OPERATING INCOME /LOSS	(4,485)	(9,805)	(2,281)	(5,846)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2003 TO 06/30/2003	4 - 01/01/2003 TO 06/30/2003	5 - 04/01/2002 TO 06/30/2002	6 - 01/01/2002 TO 06/30/2002
3.08.01	INCOME	1,249	1,359	132	1,643
3.08.02	EXPENSES	(5,734)	(11,164)	(2,413)	(7,489)
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	302,330	839,028	(437,025)	(729,735)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(50,872)	(17,850)	38,478	13,496
3.11	DEFERRED INCOME TAX	(135,065)	(308,236)	188,629	308,514
3.11.01	DEFERRED INCOME TAX	(97,798)	(223,721)	143,175	235,025
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(37,267)	(84,515)	45,454	73,489
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	116,393	512,942	(209,918)	(407,725)
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	0.00162	0.00715		
	LOSS PER SHARE (R$)			(0.00293)	(0.00568)

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 03/31/2003**

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

15.01 - PROJECTS OF INVESTMENT

OPERATIONAL INVESTMENTS

The accumulated expenditures for the main projects of investments underway
as the 1st six-month period of 2003 were as follows:

	In thousand of reais
Pre-painted and Galvanized steel Plant	30,878
Improvement on Hot Band Mill #2	2,298
Sewer System	2,386
Replecement of Convertor´s Frame - B	1,612
Replecement of Steel Pot Frame	1,539
Reform of blast furnace #3	1,016
Thermoelectric Central Station	823
Organic Vapor Taking Process	673
Improvement to coke battery #1, #4 and #5	627
Biological Treatment works	593
Researches and Projects	516
Reform of reheating 1 and 2 of blast furnace #2	490
Other projects	977
Total	**44,428**

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)
CORPORATE LAW
DATE - 06/30/03

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Cash Flow from operating activities				
Net income (loss) for the year	**541,016**	**(407,219)**	**512,942**	**(407,725)**
Adjustments to reconcile the net income for the year				
with the resources from operating activities:				
-Amortization of special exchange variation	67,498	475,353	68,833	476,688
-Net monetary and exchange variation	(1,402,979)	1,423,342	(914,632)	1,218,759
-Provision for loan and financing charges	285,942	301,422	216,906	224,887
-Depreciation / depletion / amortization	278,346	255,738	294,991	267,333
-Write-offs of permanent assets	614	1,684	1,118	2,080
-Equity pick up	176,556	(304,491)	(10,901)	13,325
-Deferred income tax and social contribution	329,745	(304,530)	308,236	(308,515)
-Provision swap / forward	1,054,390		1,054,390	
-Provision market to market	(238,174)		(238,174)	
-Other provisions	14,832	71,931	116	80,658
	1,107,786	**1,513,230**	**1,293,825**	**1,567,490**
(Increase) Decrease in assets:				
-Accounts receivable – trade	(171,515)	(168,310)	4,822	(248,312)
-Inventories	(162,267)	96,367	(250,338)	97,840
-Judicial deposits	(26,089)	(13,829)	(30,726)	(17,168)
-Credits with subsidiary and associated companies	(367,332)	680,955	(1,595)	829
-Carryforward taxes	(66,690)	31,761	(76,292)	107,893
-Others	58,701	(36,555)	8,050	(110,263)
	(735,192)	**590,389**	**(346,079)**	**(169,181)**
Increase (Decrease) in liabilities:				
-Suppliers	(14,834)	79,432	24,314	73,363
-Salaries and payroll charges	32,474	14,035	33,285	14,082
-Taxes	(16,882)	12,233	(9,485)	(32,608)
-Accounts payable - Subsidiary Company	(22,910)	(68,943)		
-Option Hedge premium	186,187		180,812	
-Other	(55,943)	169,330	(130,266)	194,037
	108,092	**206,087**	**98,660**	**248,874**
Net resources from operating activities	**480,686**	**2,309,706**	**1,046,406**	**1,647,183**
Cash Flow from investing activities				
Investments	(43,145)	(821,516)	66,250	(7,914)
Property, plant and equipment	(562,039)	(80,499)	(222,675)	(220,536)
Deferred assets	(65,091)	(19,069)	(38,272)	(26,061)
Net resources used on investing activities	**(670,275)**	**(921,084)**	**(194,697)**	**(254,511)**
Cash Flow from financing activities				
Financial Funding:				
-Loans and financing	2,296,501	572,503	2,042,856	789,410
-Debentures		645,585		645,585
	2,296,501	**1,218,088**	**2,042,856**	**1,434,995**
Payments:				
- Financial institution				
-Principal	(958,637)	(776,976)	(1,691,227)	(750,110)
-Charges	(294,684)	(199,548)	(245,267)	(161,517)
-Interest on stockholders' equity/dividends	(798,977)	(139,999)	(798,977)	(139,999)
	(2,052,298)	**(1,116,523)**	**(2,735,471)**	**(1,051,626)**
Net resources from financing activities	**244,203**	**101,565**	**(692,615)**	**383,369**
Decrease in cash and cash equivalents	**54,614**	**1,490,187**	**159,091**	**1,776,041**
Cash and cash equivalents, beginning of year	850,278	378,684	1,186,347	660,438
	904,892	**1,868,871**	**1,345,438**	**2,436,479**
Cash and cash equivalents, end of the year				
Additional cash flow information				
Monetary variation and interest capitalized	(27,889)	9,365	(21,345)	26,343

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 06/30/2003

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL   **33.042.730/0001-04**

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	**541,016**	**(407,219)**	**512,942**	**(407,725)**
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation and long term accrued charges (net)	(1,029,658)	859,134	(451,829)	451,396
- Equity pick up	176,556	(304,491)	(10,901)	13,325
- Write-offs of permanent assets	614	1,684	1,118	2,080
- Depreciation/depletion/amortization	278,346	255,738	294,991	267,333
- Amortization of deferred foreign exchange Variation	67,498	475,353	68,833	476,688
- Deferred income tax and social contribution	162,585	(219,140)	164,998	(222,388)
- Reversion of income tax and social contribution	(114,759)		(114,759)	
- CPMF Provision	142,911		143,425	
- Other	52,902	85,136	60,951	131,096
	278,011	**746,195**	**669,769**	**711,805**
Funds provided by third parties - Long-term				
Loans and financing resources	1,061,488	119,889	800,712	143,638
Debentures Issue		645,585		645,585
Decrease in other assets	23,328	899,862	30,335	22,713
Increase in other liabilities	36,337	42,638	5,122	53,930
Subsidiaries Proposed Dividend		2,016		
Other	(740)	10,062	10,015	(2,310)
	1,120,413	**1,720,052**	**846,184**	**863,556**
	1,398,424	**2,466,247**	**1,515,953**	**1,575,361**
USES OF FUNDS				
Funds used in permanent assets				
Investments	43,145	821,516	(66,250)	7,914
Property, plant and equipment	534,150	89,864	201,330	246,879
Deferred assets	65,091	19,069	38,272	26,061
	642,386	**930,449**	**173,352**	**280,854**
Other				
Interest on stockholders' equity/dividends	506,138	50,000	506,138	50,000
Transfer of loans and financing to short-term	732,862	175,834	544,744	736,837
Increases in noncurrent assets	580,177	107,148	29,964	(58,230)
Deferred income tax and social contribution		129,324		129,324
Decrease in long-term loans and financing	81,096	14,745	69,238	6,403
Other	5	1,278	(12)	1,310
	1,900,278	**478,329**	**1,150,072**	**865,644**
	2,542,664	**1,408,778**	**1,323,424**	**1,146,498**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**(1,144,240)**	**1,057,469**	**192,529**	**428,863**
CHANGES IN NET WORKING CAPITAL				
Current assets				
- At end of period	**3,974,601**	**3,927,761**	**4,197,045**	**4,791,295**
- At beginning of period	**4,257,340**	**2,339,564**	**4,227,070**	**2,851,555**
	(282,739)	**1,588,197**	**(30,025)**	**1,939,740**
Current liabilities				
- At end of period	**4,304,915**	**4,151,883**	**4,506,081**	**5,243,242**
- At beginning of period	**3,443,414**	**3,621,155**	**4,728,635**	**3,732,365**
	861,501	**530,728**	**(222,554)**	**1,510,877**
INCREASE (DECREASE) IN NET WORKING CAPITAL	**(1,144,240)**	**1,057,469**	**192,529**	**428,863**

FEDERAL PUBLIC SERVICE   **CORPORATE LAW**
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   **DATE - 03/31/2003**

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

The Company upstream merger part of the split-up of CISA in february 2003, and such event have impacted the financial statements as follows:

ACCOUNTING CASH FLOW

Cash Flow from operating activities		
Increase in Assets		
Current Assets	883	
Long Term Assets	1,225	2,108
Increase in Liabilities		
Current Liability (except for loans and financing)	(161,883)	
Long Term Liability (except for loans and financing)	(34,396)	(196,279)
Cash Flow from investing activities		
Investments	(5,409)	
Property, plant and equipment	484,252	
Deferred assets	30,041	508,884
Cash Flow from financing activities		
Loans and financing		
Current Assets	(38,943)	
Long Term Assets	(275,770)	(314,713)

SOURCES OF FUNDS AND RESOURCE APLICATION DEMONSTRATION

Sources of Funds			
Funds provided by third parties - Long-term			
Loans and financing resources		275,770	
Other		34,396	310,166
Uses of Funds			
Funds used in permanent assets			
Investments	(5,409)		
Property, plant and equipment	484,252		
Deferred assets	30,041	508,884	
Other			
Increase in Long Term Assets		1,225	510,109
Net Current			(199,943)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Otavio de Garcia Lazcano

Otavio de Garcia Lazcano
Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.